SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, released on October 10, 2005, regarding trading update and meeting with analysts.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in certain of our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: October 10, 2005	By:	/s/ Donald McPherson
Donald McPherson Assistant Company Secretary

SCOTTISHPOWER – TRADING UPDATE

ScottishPower will shortly be meeting with analysts ahead of entering our pre-close period for the quarter ending 30 September 2005.

At these meetings we will confirm that we continue to make good progress with our key strategic objectives of driving further efficiency improvements in each of our businesses and delivering attractive returns from our organic investment programme while the sale of PacifiCorp and return of approximately £2.5 billion to shareholders is proceeding on schedule. Overall, our trading outlook for the full year to 31 March 2006 remains in line with our expectations.

In the second quarter, our UK businesses performed strongly continuing the trends that we reported in our first quarter’s results. Energy Networks is performing well following the recent regulatory reviews and our Energy Retail and Wholesale businesses are benefiting from last years significant growth in customer numbers and investment in generation plant. At PPM Energy, construction of the 575MW of windfarms announced for 2005 is on schedule. As we reported in the first quarter, we expect PPM Energy’s profit for the full year to be ahead of last year however its second quarter results will be lower than the equivalent period last year due to the phasing of earnings recognition from our contracted gas storage business.

In September, we announced a corporate restructuring that will result in annualised cost savings of £60 million a year. Detailed plans have been completed, communicated to staff and are now being implemented. Restructuring costs are expected to total £35 million, of which the first tranche will be reported this quarter.

The sale of PacifiCorp is proceeding on schedule and its financial results for the quarter are in line with our expectations.

The group has applied IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”) with effect from 1 April 2005. We anticipate that IAS 39 will have a significant adverse impact on statutory results this quarter due principally to movements in the fair values of the convertible bond and the portfolio of energy contracts. While IAS 39 will cause the statutory results to be more volatile than those reported under UK GAAP, this change in accounting treatment does not impact the underlying operational and financial performance of the group nor its current or future cash flows.

ScottishPower’s half-year results will be announced on 10 November 2005.

For further information:

Jennifer Lawton	Head of Investor Relations	0141-636-4527
Colin McSeveny	Group Media Relations Manager	0141-636-4515